UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 25th, 2015

DATE, TIME AND PLACE:

February 25th, 2015, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel; Mr. José de Paiva Ferreira; Mr. José Manuel Tejón Borrajo, and Mr. José Antonio Alvarez Alvarez; and the Independent Directors, Mr. Álvaro Antônio Cardoso de Souza  and Mrs. Marília Artimonte Rocca.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA: (a) To approve the Ombudsman Office Report regarding the second semester of 2014 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 3.849, of March 25th, 2010, of the National Monetary Council; (b) To acknowledge the exoneration of Mr. Carlos Alberto Seiji Nomoto from the post of Officer without specific designation of the Company; and (c) To appoint Mr. Manoel Marcos Madureira as Officer responsible for the Social and Environmental Liability Policy and its respective action plan, according to Resolution No. 4327, of April 25, 2014, of the National Monetary Council, to replace Mr. Carlos Alberto Seiji Nomoto.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by unanimity of votes of the Board of Directors’ members present at the meeting and without restrictions:

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[Free English Translation]

(a) APPROVED the Ombudsman Office Report regarding the second semester of 2014 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 3.849, of March 25th, 2010, of the National Monetary Council. Such Report was subjected to review of the Audit Committee on a meeting held on February 2nd, 2015, in which the Committee recommended its approval by the Board of Directors;

(b) ACKNOWLEDGED the exoneration of Mr. Carlos Alberto Seiji Nomoto, Brazilian, married, bearer of Identity Card No. 20.318.336-8 SSP/SP and registered with CPF/MF under No. 126.209.108-03, from the post of Officer without specific designation of the Company, on February 2nd, 2015; and

(b) APPOINTED Mr. Manoel Marcos Madureira, Brazilian, married, engineer, bearer of Identity Card RG No. 5.948.737 and registered with CPF/MF under No. 885.024.068-68, with office located at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235, in the city of São Paulo, State of São Paulo, as Officer responsible for the Social and Environmental Liability Policy and its respective action plan, according to Resolution No. 4327, of April 25, 2014, of the National Monetary Council, to replace Mr. Carlos Alberto Seiji Nomoto.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, February 25th, 2015. Signatures: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez and Mr. José Manuel Tejón Borrajo; and the Independent Directors, Mr. Álvaro Antônio Cardoso de Souza and Mrs. Marília Artimonte Rocca. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 25, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer